SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Finance Holdings’ Preliminary Financial Performance Figures for the First Quarter of 2014

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the three-month period ended on March 31, 2014, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2014	4Q 2013	% Change Increase (Decrease)		1Q 2013	% Change Increase (Decrease)
Revenue*	Specified Quarter	4,321,872	4,367,407	(1.2)		5,616,267	(23.2)
	Cumulative Basis	4,321,872	19,486,806	—		5,616,267	(23.2)
Operating Income	Specified Quarter	426,709	(64,078)	N/A	**	167,729	154.4
	Cumulative Basis	426,709	239,567	—		167,729	154.4
Income before	Specified Quarter	340,661	(60,519)	N/A	**	162,456	109.7
Income Tax Expense	Cumulative Basis	340,661	287,667	—		162,456	109.7
Net Income	Specified Quarter	373,964	(1,238,427)	N/A	**	251,216	48.9
	Cumulative Basis	373,964	(713,435)	—		251,216	48.9
Profit to the Equity Holders of the Parent Entity	Specified Quarter	322,776	(945,529)	N/A	**	210,123	53.6
	Cumulative Basis	322,776	(537,688)	—		210,123	53.6

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.
**	N/A means “not applicable.”

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”).

In connection with the privatization of Woori Finance Holdings and its subsidiaries by the Korean government, which is currently in progress, operations of certain former subsidiaries of Woori Finance Holdings (consisting of Kwangju Bank, Kyongnam Bank, Woori F&I, Woori Financial and Woori Asset Management) and certain other subsidiaries held for sale (consisting of Woori Investment & Securities, , Woori Aviva Life Insurance and Woori FG Savings Bank) have been classified as discontinued operations. Accordingly, the results of operations of such current and former subsidiaries are excluded from the amounts of revenue, operating income and income before income tax expense set forth above. Preliminary figures for profits (losses) from discontinued operations were Won 113,106 million for 1Q 2014 and Won 146,063 million for 1Q 2013.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures for the First Quarter of 2014

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the three-month period ended on March 31, 2014, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2014	4Q 2013	% Change Increase (Decrease)	1Q 2013	% Change Increase (Decrease)
Revenue*	Specified Quarter	4,021,150	4,042,543	(0.53)	5,320,535	(24.42)
	Cumulative Basis	4,021,150	18,391,736	—	5,320,535	(24.42)
Operating Income	Specified Quarter	458,924	15,190	2,921.22	210,666	117.84
	Cumulative Basis	458,924	464,432	—	210,666	117.84
Income before	Specified Quarter	375,860	24,355	1,443.26	195,349	92.40
Income Tax Expense	Cumulative Basis	375,860	517,828	—	195,349	92.40
Net Income	Specified Quarter	305,536	48,688	527.54	192,294	58.89
	Cumulative Basis	305,536	466,274	—	192,294	58.89
Profit to the Equity Holders of the Parent Entity	Specified Quarter	305,236	48,623	527.76	192,029	58.95
	Cumulative Basis	305,236	465,266	—	192,029	58.95

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the K-IFRS and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.

The figures for revenue, operating income and income before income tax expense exclude the results of certain discontinued operations relating to the horizontal spin-off of the credit card business of Woori Bank.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: May 9, 2014	By: /s/ Seung-Gyu Kim
(Signature)

Name: Seung-Gyu Kim
Title: Executive Vice President